Filed Pursuant to Rule 433

Registration No. 333-234573

Free Writing Prospectus

(To Prospectus dated November 7, 2019 and

Preliminary Prospectus Supplement dated August 5, 2021)

$1,700,000,000

Westlake Chemical Corporation

$300,000,000 0.875% Senior Notes due 2024

$350,000,000 2.875% Senior Notes due 2041

$600,000,000 3.125% Senior Notes due 2051

$450,000,000 3.375% Senior Notes due 2061

Final Term Sheet

August 5, 2021

Issuer:	Westlake Chemical Corporation

Ratings (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB

Aggregate Principal Amount:	$1,700,000,000

Principal Amount of Each Series:	$300,000,000 for the 2024 Notes $350,000,000 for the 2041 Notes $600,000,000 for the 2051 Notes $450,000,000 for the 2061 Notes

Maturity Date:	August 15, 2024 for the 2024 Notes August 15, 2041 for the 2041 Notes August 15, 2051 for the 2051 Notes August 15, 2061 for the 2061 Notes

Coupon (Interest Rate):	0.875% for the 2024 Notes 2.875% for the 2041 Notes 3.125% for the 2051 Notes 3.375% for the 2061 Notes

Benchmark Treasury:	UST 0.375% due July 15, 2024 for the 2024 Notes UST 2.250% due May 15, 2041 for the 2041 Notes UST 1.875% due February 15, 2051 for the 2051 Notes UST 1.875% due February 15, 2051 for the 2061 Notes

Benchmark Treasury Price and Yield:	100-00; 0.375% for the 2024 Notes 108-04+; 1.761% for the 2041 Notes 100-04; 1.869% for the 2051 Notes 100-04; 1.869% for the 2061 Notes

Spread to Benchmark Treasury:	+55 bps for the 2024 Notes +125 bps for the 2041 Notes +140 bps for the 2051 Notes +165 bps for the 2061 Notes

Yield to Maturity:	0.925% for the 2024 Notes 3.011% for the 2041 Notes 3.269% for the 2051 Notes 3.519% for the 2061 Notes

Price to Public:	99.853% of the principal amount for the 2024 Notes
97.969% of the principal amount for the 2041 Notes
97.261% of the principal amount for the 2051 Notes
96.922% of the principal amount for the 2061 Notes

Interest Payment Dates:	Semi-annually on each February 15 and August 15, commencing on February 15, 2022

Optional Redemption:

The Issuer may redeem the 2024 Notes at its option, in whole or in part, at any time on or after August 15, 2022 at a redemption price equal to 100% of the principal amount of the 2024 Notes being redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The Issuer does not have the right to redeem the 2024 Notes prior to August 15, 2022.

The Issuer may, at its option, redeem the 2041 Notes, the 2051 Notes and the 2061 Notes, in whole or in part, at any time and from time to time prior to (a) February 15, 2041 in the case of the 2041 Notes (six (6) months prior to the maturity date of the 2041 Notes), (b) February 15, 2051 in the case of the 2051 Notes (six (6) months prior to the maturity date of the 2051 Notes) and (c) February 15, 2061 in the case of the 2061 Notes (six (6) months prior to the maturity date of the 2061 Notes), in each case at a redemption price equal to the greater of:

•   100% of the principal amount of the notes of such series being redeemed, and

•   the sum, as determined by an Independent Investment Banker, of the present values of the Remaining Scheduled Payments on the notes being redeemed that would be due if such series of the notes matured on the applicable Par Call Date (excluding accrued and unpaid interest to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points in the case of the 2041 Notes, 25 basis points in the case of the 2051 Notes and 25 basis points in the case of the 2061 Notes, in each case, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

In addition, the Issuer may redeem the 2041 Notes, the 2051 Notes and the 2061 Notes at its option, in whole or in part, at any time on or after the applicable Par Call Date at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date of such series of notes.

Special Mandatory Redemption:	The Issuer will be required to redeem all of the outstanding (i) 2041 Notes upon the occurrence of a Lasco Special Mandatory Redemption Trigger and (ii) 2051 Notes and 2061 Notes upon the occurrence of a Boral Special Mandatory Redemption Trigger, in each case at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of such redemption.

Trade Date:	August 5, 2021

Settlement Date**:	August 19, 2021 (T+10)

CUSIP / ISIN:	960413 AX0 / US960413AX07 for the 2024 Notes 960413 AY8 / US960413AY89 for the 2041 Notes 960413 AZ5 / US960413AZ54 for the 2051 Notes 960413 BA9 / US960413BA94 for the 2061 Notes

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

PNC Capital Markets LLC

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp. Capital One Securities, Inc. Truist Securities, Inc. UBS Securities LLC

* None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

** It is expected that delivery of the notes will be made against payment therefor on or about August 19, 2021, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Deutsche Bank Securities Inc. at 1-800-503-4611; BofA Securities, Inc. at 1-800-294-1322; Citigroup Global Markets Inc. at 1-800-831-9146; J.P. Morgan Securities LLC collect at 1-212-834-4533; or Wells Fargo Securities, LLC at 1-800-645-3751.

This pricing term sheet supplements and, to the extent inconsistent, supersedes the preliminary form of prospectus supplement filed with the SEC by the Issuer on August 5, 2021 (the “Prospectus Supplement”) relating to the Prospectus dated November 7, 2019. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the Prospectus Supplement.

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